EXHIBIT 99.1
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                     COMPTON PETROLEUM CORPORATION ANNOUNCES
                            NORMAL COURSE ISSUER BID



FOR IMMEDIATE RELEASE                                              MARCH 5, 2004

CALGARY, ALBERTA - Compton Petroleum Corporation (the "Corporation") has regulatory approval to renew its normal course issuer bid to acquire an aggregate amount of up to 5,800,000 common shares in the capital of the Corporation. This represents approximately 4.95% of the issued and outstanding common shares of the Corporation as of February 29, 2004, there being 117,242,073 common shares outstanding as at that date.

The acquisition of the common shares through the normal course issuer bid will occur over a period of 12 months, commencing on March 10, 2004 and ending on March 9, 2005 unless terminated earlier by the Corporation.

Any shares acquired by the Corporation under the bid will be on the open market through the facilities of The Toronto Stock Exchange (the "TSX") pursuant to the rules of the TSX governing normal course issuer bids. The price that the Corporation will pay for any common shares will be the prevailing market price of such shares on the TSX at the time of acquisition. It is the Corporation's intention to acquire the common shares at prices that represent a discount to underlying net asset value. After the common shares are acquired pursuant to the bid, they will be cancelled by the Corporation.

The purpose for the acquisition and cancellation of the common shares through the normal course issuer bid is to provide capital appreciation and market stability for the benefit of the Corporation's shareholders.

The Corporation has previously acquired through a normal course issuer bid that commenced on March 10, 2003 and expires on March 9, 2004, 1,260,400 (as at March 4, 2004) common shares at an average cost of $5.64 per share.

Compton Petroleum Corporation is a Calgary, Alberta based, independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Corporation's common shares are listed and traded on TSX under the symbol "CMT" and are included in both the S&P / TSX Composite Index and the TSX Mid Cap Index

For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O. or Norm G. Knecht, V.P. Finance & C.F.O., Telephone: (403) 237-9400, Fax (403) 237-9410, Website: www.comptonpetroleum.com, Email: investorinfo@comptonpetroleum.com